UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No.1)*
                       THE EARTHGRAINS COMPANY
                    (Name of Issuer)
                   Common Stock, $.01 par value
                 (Title of Class of Securities)
                          270319106
                         (CUSIP Number)
                          Alan M. Stark
                         80 Main Street
                  West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
                       January 2, 1997
     (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                          SCHEDULE 13D

CUSIP No.   270319-10-6
__________________________________________________________________
     1)   Names of Reporting Person S.S. or I.R.S. Identification
          No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                          (a) [ ]
                                                          (b) [ ]
_________________________________________________________________
     3)   SEC Use Only
_________________________________________________________________
     4)   Source of Funds:
          WC
_________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
_________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
_________________________________________________________________
               (7)  Sole voting Power
Number of           405,100
Shares Bene- ____________________________________________________
ficially       (8)  Shared Voting Power
owned by            111,200
Each Report- ____________________________________________________
ing Person     (9)  Sole Dispositive Power
With                405,100
_________________________________________________________________
               (10) Shared Dispositive Power
                    111,200
_________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   516,300
_________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
_________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    5.1%
_________________________________________________________________
     14)  Type of Reporting Person
               I N
Item 2.   Identity and Background.
          On December 13, 1996, Cooperman and the other general partners of Omega Capital Partners, L.P. and Omega Institutional Partners, L.P. organized under the laws of the State of Delaware a limited liability company known as Omega Associates, L.L.C. ("Associates"), and effective January 2, 1997 Associates became the sole general partner of Omega Capital Partners, L.P. and Omega Institutional Partners, L.P. Cooperman is the Managing Member of Associates.
          Associates is a private investment firm formed to invest in and act as general partner of investment partnerships or similar investment vehicles. The principal business and office of Associates is c/o Omega Advisors, Inc., Wall Street Plaza, 88 Pine Street - 31st Floor, New York, New York 10005.
          Neither Associates nor any of the investment entities controlled by it have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 516,300 Shares. Of this amount, 178,700 Shares were purchased by Omega Capital Partners, L.P., at a cost of $5,346,647; 15,900 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $487,777; 205,600 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $9,488,586; 4,900 Shares were purchased by Omega Overseas Partners II, Ltd., at a cost of $146,509; and 111,200 Shares were purchased by the Managed Account at a cost of $3,340,373. The source of funds for the purchase of all such Shares was investment capital.
5.  Interest in Securities of the Issuer.
          Based upon the information contained in the Company's 10Q for the quarterly period ended September 10, 1996 filed with the Securities & Exchange Commission, there were issued and outstanding as of October 8, 1996 10,123,368 Shares. Omega Capital Partners, L.P., owns 178,700 Shares, or 1.8% of those outstanding; Omega Institutional Partners, L.P., owns 15,900 Shares, or 0.2% of those outstanding; Omega Overseas Partners, Ltd., owns 205,600 Shares, or 2.0% of those outstanding; Omega Overseas Partners II, Ltd., owns 4,900 Shares, or 0.0% of those outstanding; and the Managed Account owns 111,200 Shares, or 1.1% of those outstanding.
          The following table details the transactions by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Overseas Partners, Ltd., Omega Overseas Partners II, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to this filing. All such transactions were open market sale transactions.


                  Omega Capital Partners, L.P.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          11/04/96             7,500              $53.38
          11/05/06             3,700               53.88
          11/15/96             3,000               52.00
          11/15/96             9,100               52.25
          11/26/96             1,000               51.00
          11/27/96             9,000               51.58
          11/27/96               200               52.00
          12/05/96             1,000               51.00
          12/09/96             1,700               51.13
          12/10/96             4,100               51.41
          12/11/96             3,700               51.38
          12/13/96             1,000               51.00
          12/23/96               300               52.13
          12/31/96             2,400               52.17
          01/02/97            17,300               52.00






               Omega Institutional Partners, L.P.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          11/04/96             7,200              $53.38
          11/05/96             3,400               53.88
          11/15/96             3,200               52.00
          11/15/96             8,300               52.25
          11/26/96               800               51.00
          11/27/96             8,400               51.58
          12/05/96               800               51.00
          12/09/96             1,700               51.13
          12/10/96             3,800               51.41
          12/11/96             3,500               51.38
          12/13/96             1,000               51.00
          12/23/96               300               52.13
          12/31/96             2,700               52.17





                  Omega Overseas Partners, Ltd.

            Date of           Amount of           Price Per
          Transaction           Shares              Share
          11/05/96               800              $53.88
          11/15/96             1,100               52.00
          11/15/96             3,600               52.25
          11/26/96               400               51.00
          11/27/96             3,700               51.58
          12/05/96               400               51.00
          12/09/96               700               51.13
          12/10/96             1,000               51.41
          12/11/96             1,000               51.38
          12/23/96               100               52.13
          01/02/97            29,400               52.00








                Omega Overseas Partners II, Ltd.


            Date of           Amount of           Price Per
          Transaction           Shares              Share
          11/04/96                400             $53.38
          11/05/96                200              53.88
          11/15/96                100              52.00
          11/15/96                300              52.25
          11/27/96                300              51.58
          12/09/96                100              51.13
          12/10/96                100              51.41
          12/11/96                100              51.38
          12/12/96                100              51.63
          12/31/96              1,000              52.17
          01/02/97                400              52.00

                        The Managed Account

            Date of          Amount of            Price Per
          Transaction          Shares               Share
          11/04/96             4,900              $53.38
          11/05/96             1,900               53.88
          11/15/96             2,600               52.00
          11/15/96             3,700               52.25
          11/26/96               300               51.00
          11/27/96             3,600               51.58
          11/27/96               800               51.47
          12/05/96               300               51.00
          12/09/96               800               51.13
          12/10/96             1,700               51.41
          12/10/96               400               51.50
          12/11/96             1,700               51.38
          12/12/96               200               51.63
          12/13/96               500               51.00
          12/23/96               300               52.13
          12/31/96             1,400               52.17
          01/02/97            11,500               52.00






Item 7.  Material to be Filed as Exhibits.
         There is no material to be filed as Exhibits.

                         Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 6, 1997



/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.


/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.


ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).